Filed by: HomeStreet, Inc. Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934 Subject Company: HomeStreet, Inc. Commission File No.: 001-35424 The following questions and answers were made available to all employees of HomeStreet, Inc. (“HomeStreet”) who are participants in HomeStreet’s equity plan regarding the proposed transaction between HomeStreet and FirstSun Capital Bancorp.

[HomeStreet] Bank

Subject: Handling of HomeStreet Equity Awards
Target Audience: **All HomeStreet Equity Plan Participants**

As an Equity Plan participant at HomeStreet, I wanted to be sure you are aware of how your already granted equity awards will be handled upon the closing of the merger and according to the merger agreement our company entered with FirstSun (FSUN) and Sunflower Bank.

For background, as an equity participant, your equity award is calculated by multiplying your personal equity percent target by your base pay and shares are awarded to you based on that value, 50% as time-based RSUs and 50% as performance-based PSUs.

Under the merger agreement, at the Effective Time of the merger (closing), each outstanding **restricted** stock unit (**R**SU) granted before December 31, 2023, and each outstanding **performance** share unit (**P**SU) granted at any time (including this most recent 1/1/24 grant), will be accelerated (with regard to PSUs vesting occurring at target performance levels) and entitle the holder to receive a number of shares of FSUN Common Stock calculated by multiplying the number of outstanding shares by the exchange ratio, plus an amount of cash equal to the amount of all dividends accrued but unpaid as of closing. You will be entitled to receive these FSUN shares no later than 3 business days after closing and standard tax withholdings will apply.

That leaves the 1/1/24 grant of **R**SUs. **R**SUs granted 1/1/24 will become "Converted RSU Awards" at the same exchange ratio and will be subject to the same terms and conditions as applied to our current RSU awards, however they will accelerate upon the earlier of:

1. A termination of employment without Cause, or for Good Reason (defined in the Equity Incentive Plan),
2. The date of completion of system conversion (or up to 30 days thereafter at management discretion),
3. Six months from the closing date, or
4. Any earlier vesting date or event required by the award agreement.

As it relates to equity for employees who may be continuing at FirstSun/Sunflower after the merger, it is also important for you to know that FirstSun plans to list their common stock on the NASDAQ and plans to expand the selection of officers who are chosen to receive equity awards under FirstSun's equity plan. However, any decisions regarding post-merger equity awards will be at the sole discretion of FirstSun pursuant to its equity plan.

If you have any questions, please do not hesitate to contact HR@HomeStreet.com.

Human Resources

Email: hr@homestreet.com | Phone: 206-389-6263

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”).

ADDITIONAL INFORMATION AND WHERE TO FIND IT

IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND MAY BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER.

Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the SEC on its website at www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the SEC from (i) FirstSun on its website at https://ir.firstsuncb.com/investor-relations/default.aspx, and (ii) HomeStreet on its website at https://ir.homestreet.com/sec-filings/all-filings/default.aspx.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

PARTICIPANTS IN THE SOLICITATION

FirstSun, HomeStreet and certain of their directors and executive officers may be deemed participants in the solicitation of proxies from shareholders of HomeStreet in connection with the proposed Merger. Information regarding the directors and executive officers of FirstSun and HomeStreet and other persons who may be deemed participants in the solicitation of the shareholders of HomeStreet in connection with the proposed Merger are included in the preliminary proxy statement/prospectus for HomeStreet's shareholder meeting, which was filed by FirstSun with the SEC on March 8, 2024. Information about the directors and officers of FirstSun and their ownership of FirstSun's common stock can be found in FirstSun's annual report on Form 10-K, as filed with the SEC on March 7, 2024, and other documents subsequently filed by FirstSun with the SEC. Information about the directors and officers of HomeStreet and their ownership of HomeStreet's common stock can be found in HomeStreet's preliminary proxy statement included in the preliminary registration statement on Form S-4, as filed by FirstSun with the SEC on March 8, 2024, HomeStreet's annual report on Form 10-K, as filed by HomeStreet with the SEC on March 6, 2024, and other documents subsequently filed by HomeStreet with the SEC. Additional information regarding the interests of such participants is included in the preliminary proxy statement/prospectus and other relevant documents regarding the proposed Merger filed with the SEC when they become available.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding the proposed transaction between HomeStreet, Inc. (“HomeStreet”) and FirstSun Capital Bancorp (“FirstSun”). In general, forward-looking statements can be identified through use of words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, and include statements related to the expected timing, completion, financial benefits, and other effects of the proposed mergers (the "Merger"). Forward-looking statements are not historical facts and represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial conditions to differ materially from those expressed in or implied by such statements. Factors that could cause or contribute to such differences include, but are not limited to, (1) expected cost savings, synergies and other financial benefits from the Merger not being realized within the expected time frames and costs or difficulties relating to integration matters being greater than expected, (2) the ability of HomeStreet to obtain the necessary approval by its shareholders, (3) the ability of FirstSun and HomeStreet to obtain required governmental approvals of the Merger, (4) the ability of FirstSun to consummate their investment agreements to obtain the necessary capital to support the transaction, and (5) the failure of the closing conditions in the definitive Agreement and Plan of Merger (the “Merger Agreement”), dated as of January 16, 2024, by and between HomeStreet and FirstSun to be satisfied, or any unexpected delay in closing the Merger. Further information regarding additional factors that could affect the forward-looking statements can be found in the cautionary language included under the headings “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” in FirstSun’s preliminary registration statement on Form S-4 that contains a preliminary HomeStreet proxy statement and a preliminary prospectus of FirstSun discussed below, and other documents subsequently filed by FirstSun and HomeStreet with the U.S. Securities and Exchange Commission (“SEC”). ADDITIONAL INFORMATION AND WHERE TO FIND IT IN CONNECTION WITH THE MERGER BETWEEN FIRSTSUN, A DELAWARE CORPORATION, AND HOMESTREET, A WASHINGTON CORPORATION, FIRSTSUN FILED WITH THE SEC A PRELIMINARY REGISTRATION STATEMENT ON FORM S-4 THAT INCLUDED A PRELIMINARY PROXY STATEMENT OF HOMESTREET AND A PRELIMINARY PROSPECTUS OF FIRSTSUN ON MARCH 8, 2024, WHICH IS NOT YET FINAL AND MAY BE AMENDED, AS WELL AS OTHER RELEVANT DOCUMENTS CONCERNING THE PROPOSED TRANSACTION. INVESTORS AND SECURITY HOLDERS, PRIOR TO MAKING ANY INVESTMENT OR VOTING DECISION, ARE URGED TO READ THE PRELIMINARY REGISTRATION STATEMENT AND PRELIMINARY PROXY STATEMENT/PROSPECTUS (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE MERGER OR INCORPORATED BY REFERENCE INTO THE PRELIMINARY PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS CONTAIN IMPORTANT INFORMATION REGARDING THE MERGER. Investors and security holders may obtain free copies of these documents, including the preliminary proxy statement of HomeStreet and the preliminary prospectus of FirstSun, and other documents filed with the